TRUDY CORPORATION_______________________________________________________________
      Where Children Discover . . .


March 10, 2009

David Humphrey, Branch Chief, Division of Corporate Finance

RE:   Trudy Corporation
      In response to fax received February 9, 2009
      File No. 0-16056


Dear Mr. Humphrey,

         We received your fax dated February 9, 2009. The letter asked for a response within 10 business days. On February 11, 2009 Kristen Shifflett granted the Company an extension through March 10, 2009.

Below are the Company's responses, with numbered answers corresponding to your inquiries.


1. The Company lists and explains by channel of trade major sales increases or decreases as well as any material changes. The Company currently sells to over 44 separate divisions. The Company currently lists in table form the sales channels that led to the greatest impact on the overall sales decline or increase and then mentions other divisions that had increased or decreased sales. This provides the reader with a thorough understanding of the changes in operations. We believe a reconciliation showing net sales increases and decreases by division that ties out to total net sales would confuse the reader due to the substantial number of sales channels.

2. The Company will update the Liquidity and Capital Resources section of its 10K and in its future quarterly filing to state the following:

         The Company has suffered recurring losses from operations and has a deficiency in net assets. Such factors raise substantial doubt about the Company's ability to continue as a going concern. The Company continues to explore alternative financing options other than those from its principal shareholder in the event that cash flow does not materialize in line with current expectations. If additional funding options were not to materialize, the Company would be forced to explore other options including Bankruptcy.

3. The Company agrees, and this will be corrected in the 03/31/08 10K and all subsequent filings. In reading the transition data, the Company incorrectly thought that this applied to our fiscal year ending 03/31/10.


               __________________________________________________
                353 Main Avenue, Norwalk, Connecticut 06851-1552
                     Tel: (203) 846-2274 Fax: (203) 846 1776
                               www.Soundprints.com

4.       We will revise our filing to include the below language:

         Market value is determined by the sales price that the Company would expect to receive to liquidate quantities of inventory. Valuation reserves are estimated based on quantities on hand, historical and forecasted sales.

5. The Prepublication costs are amortized on an accelerated basis over 3-5 years. We do not believe the table suggested is necessary though it is a useful idea that the Company will consider for future filings.

6. After review, we deemed the purchase of certain assets from Musical Kidz, LLC to be an asset purchase and not a business purchase. The Company purchased certain assets applicable to the direct to consumer and school library segment but the majority of the business remained at Musical Kidz, including sales to trade resellers and distributors, as well as the record label and music publishing business.

7. Because both the buyer and the seller agreed that this was an asset purchase, the seller did not have a breakout of operations for the assets purchased. The anticipated contribution to the net income of the Company from the purchased assets was $119,457, which was 15.4% of the Company's loss for FY `08.

8. Thank you for this information, the Company will keep this in mind for any future transactions.

9. The Company did not assign a material amount to either of these contracts, and therefore no disclosure was deemed necessary.

10.      Additional language:

Earn out:
---------

If, for the year ending March 31, 2009, net revenues of the business conducted by the Purchaser using the Transferred Assets generates net income greater than ten percent (10%) of such net revenues, then the Company must pay Musical Kidz 5% of such net income. If such net income is greater than 5% but less than 10%, then the Company must pay Musical Kidz 2.5% of such net income.

For the fiscal year ending March 31, 2010, the same above provision applies except that an additional overhead burden of 5% shall be incorporated into the net income figures to account for Trudy's oversight of the purchased assets.

For the fiscal year ending March 31, 2011, if the Purchaser using the Transferred Assets generates net income greater than ten percent (10%) of such net revenues, then the Company must pay Musical Kidz 2.5% of such net income. If such net income is greater than 5% but less than 10%, then the Company must pay Musical Kidz 1.5% of the net income. Again, an additional overhead burden of 5% shall be incorporated into the net income figures to account for Trudy's oversight of the purchased assets.

Amortization:
-------------

The Company is amortizing the intangible assets related to the acquisition on a 5 or 10 year life.

Employment & Non-compete Agreements
-----------------------------------

The controlling member of the seller executed a 3-year employment agreement. The controlling member is to receive a salary, work 30 hours/week and can receive the standard benefits package available to the Company's existing employees. The 3-year agreement may be extended automatically on a year-to-year basis unless it is terminated as a result of the controlling member's death, his extended absence, or for Cause.

The controlling member and the purchaser agreed that during the 3 year Term (and subsequent renewals or extensions of the Term) and for a period ending eighteen
(18) months following the expiration or earlier termination of the Term, neither party shall serve directly or indirectly, as an operator, owner, partner, consultant, officer, director, or employee of any firm or corporation operating within and/or trading to the Americas, Asia, Spain, the United Kingdom, Australia and South Africa which is or which such Party knows has plans to be substantially and directly in competition with the business conducted by the Purchaser.

No material amount of the purchase price was assigned to these intangible assets.

11.      We will revise our filing to state the following:

         The Company's Chief Executive Officer and the Chief Financial Officer conducted an evaluation of the Company's critical disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2008. Based on that evaluation, Management identified the following weaknesses:

         (i) As of March 31, 2008, the Company does not have adequate office and financial staffing in place to effectively control the level of transaction activity and consistently address the complex accounting matters that arise. Management is working towards adding staffing to correct this issue

         (ii) A principal shareholder and Director of the Company who is involved in certain functions of the daily operations of the Company, could in theory override normal operating procedures.

         (iii)    The Company currently does not have an Audit Committee.

         Management believes that the internal controls and procedures are effective including consideration of the above-identified matters.

12.      We will revise our filing to state the following:

         A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the registrant would be detected. However the Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The Company's principal executive officer and principal financial officer have concluded that the current disclosure controls and procedures are effective at the reasonable assurance level.

13.      We will modify the filing as follows:

         Management believes that the internal controls over financial reporting are effective including consideration of the above-identified matters.

14. We will amend our filings to reflect this. This was an oversight on our part, we thought this applied to next year, not this current fiscal year.

15. We agree, we will consider and include all necessary changes in future filings.


Sincerely,

/s/ Ashley C Andersen Zantop
-------------------------------------
Ashley C. Andersen Zantop
President and Chief Executive Officer


/s/ Fell C. Herdeg
-------------------------------------
Fell C. Herdeg
Chief Financial Officer